QuickLinks -- Click here to rapidly navigate through this document

Exhibit 3

News Release

 North American Palladium Reports Return to Profitability in Third Quarter

Lac des Iles Palladium Mine Operating Smoothly with Lower Cash Costs

All figures are in Canadian dollars except where noted.

Toronto, Ontario, November 10, 2010 — North American Palladium Ltd. ("NAP" or the "Company") (TSX: PDL) (NYSE Amex: PAL) today announced financial results and operational updates for the third quarter ended September 30, 2010.

"We are pleased to report that NAP has returned to profitability in the third quarter," said William J. Biggar. "I think this milestone is indicative of the Company's transformation over the last two years as we pursue our vision to become a mid tier precious metals producer. The execution of our strategic plan to optimize operations and reduce costs at LDI has driven improved financial performance. LDI is operating efficiently and the mine expansion is progressing on schedule."

Highlights

  •
  Produced 34,420 ounces of payable palladium at a cash cost of US$218 per ounce;

  •
  Since restart of mine production in May 2010, produced 62,258 ounces of payable palladium at a cash cost of US$253 per ounce;

  •
  Net income in Q3 of $3.2 million or $0.02 per share;

  •
  Announced Lac des Iles ("LDI") mine expansion plans, expected to nearly double palladium production while significantly reducing cash costs and extend mine life;

  •
  Mine expansion commenced and progressing on schedule, targeting production from the shaft by third quarter 2012;

  •
  Achieved a significant safety milestone at LDI of a two-year track record without a single injury that resulted in lost time; and

  •
  Management further strengthened through appointment of Greg Struble as Vice President and Chief Operating Officer.

Financial Results

During the third quarter of 2010, NAP returned to profitability with increased earnings and cash flow. Net income for the quarter ended September 30, 2010 was $3.2 million or $0.02 per share compared to a net loss of $6.2 million or $0.06 per share in the same quarter last year.

EBITDA was $5.6 million for the third quarter, compared to a negative $6.2 million in the same quarter last year.

Revenue, after pricing adjustments, increased to $38.5 million in the third quarter, compared to a nominal amount in the same quarter last year. Revenue was $33.4 million from LDI, and $5.1 million from Sleeping Giant.

In the third quarter, NAP provided cash from operating activities of $6.0 million, before changes in non-cash working capital, or $0.04 per share,* as compared to cash used in operations of $5.8 million, before changes in non-cash working capital, or $0.06 per share,* for the quarter ended September 30, 2009. This increase is due primarily to the increased net income of $12.5 million (of which amortization represents $3.1 million), partially offset by the future income and mining tax recoveries ($1.0 million).

For the third quarter, cash used in operations was $20.1 million compared to $8.9 million in the corresponding period last year.

As at September 30, 2010, the Company has approximately $161 million in working capital (including $114 million cash on hand) and no long-term debt.

During the third quarter in July, the Company also entered into a $30 million operating line of credit with the Bank of Nova Scotia. The credit facility has a term of one year and is secured by the Company's accounts receivables, intended to be used for working capital liquidity and general corporate purposes.

"NAP showed improved financial performance in the third quarter with the achievement of our return to profitability," said Jeffrey A. Swinoga, Vice President, Finance and CFO. "The increased cash flow from LDI supports our funding strategy as we begin to invest over $200 million over the next couple of years to grow our palladium production, reduce our cash costs per ounce, and expand our operating margin."

NAP's consolidated financial statements for the third quarter ended September 30, 2010 are available in the Appendix of this news release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2009. These financial statements should be read in conjunction with the notes and management's discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

* Non-GAAP measure. Please refer to Non-GAAP Measures in the MD&A.

Operational Updates

Lac des Iles Palladium Mine

The LDI mine continues to perform very well with improved head grades at the mill. During the third quarter, NAP produced 34,420 ounces of payable palladium, at total cash costs of US$218 per ounce. LDI's cash costs were less than the Company's forecast due to better than expected head grades and higher revenue from the mine's byproduct credit metals (platinum, gold, nickel and copper). Since the restart of mine production in May, LDI has produced 62,259 ounces of palladium to September 30, 2010 at a cash cost of US$253 per ounce.

Of the 225,960 tonnes of ore that was extracted from the LDI mine during the quarter, 220,694 tonnes came from the Roby Zone with an average palladium grade of 6.95 grams per tonne, and 5,266 tonnes of silling ore came from the top of Offset Zone at an average palladium grade of 9.37 grams per tonne. The average palladium head grade at the mill was 7.05 grams per tonne with a palladium recovery of 82.1%.

During the quarter, NAP announced its LDI mine expansion plans with the objective of achieving a seamless changeover from mining in the Roby Zone (via ramp access) to the Offset Zone (via shaft access). A third party Scoping Study forecasts that the mine expansion will result in palladium production in excess of 250,000 ounces per year at significantly reduced cash costs averaging around US$132 per ounce. The Company is targeting to achieve commercial production from the Offset Zone by the third quarter of 2012 and initial development is underway, progressing on NAP's projected timeline.

Detailed engineering of the surface hoisting plant and production shaft was initiated in May 2010 and is on schedule to be completed by the end of the year. Timing risk has been substantially diminished as the Company has already purchased the production, sinking and service cage hoists that are critical to the project. During the quarter, the Company awarded the raiseboring contract to Redpath Mining for the shaft construction, and a contract to Cementation Inc. for raiseboring the ventilation raise. All senior positions of the Offset Zone project team have been hired and the team is onsite at LDI overseeing all aspects of the Offset Zone development.

NAP's $15-million, 68,000-metre drilling and exploration program for LDI is ongoing, and an exploration update on the 2010 program is expected later in November. The exploration update will also include an updated reserve classification on the Roby Zone.

Sleeping Giant Gold Mine

During the third quarter, 3,879 ounces of gold were produced at a cash cost of US$1,660 per ounce. The average gold grade was 5.8 grams per tonne, below the average resource grade of 9.3 grams per tonne at the mine, with gold recovery of 95.5%. For the nine months ended September 30, 2010, Sleeping Giant produced 12,979 ounces of gold.

Since commencing operations, mining activities have been confined to zones mined by the previous owner. The ramp up to steady-state production in these zones has proceeded at a slower pace as the tonnes and grade were not in line with initial expectations. The Company's original mine plan was based on a technical report with wider drill spacing, which considering the mine's geology, caused some of the challenges in accessing the higher grades.

Development work at Sleeping Giant continued in the third quarter, focused on implementing a number of measures to manage the mine's ramp-up issues. Tighter infill drilling is now being conducted to better manage grade control issues and shrinkage and long-hole stopes are being favoured over room and pillar stopes due to the higher certainty over grade and tonnage recovered. The Company will continue to adjust its mine plan and methods in order to optimize operations.

New higher grade zones are currently under development in preparation for 2011 production. A long-term solution is expected in the second quarter of 2011, once the Company's development team has completed a 200-metre shaft deepening. This will allow the Company to access new stopes in zones that have historically provided good tonnage and higher grade feed for the mill.

The Company is also currently completing a mill expansion study of its Sleeping Giant mill. If developed, NAP's other gold assets, in conjunction with the Sleeping Giant mine, have the potential to collectively produce in the range of 125,000 ounces of gold per year from an expanded Sleeping Giant mill.

Over 30,000 metres of underground extensional drilling has been completed at Sleeping Giant to September 30, 2010. An additional 5,000 metres are planned for the fourth quarter. The goal of the 2010 drilling is to define and extend the zones within the current mine and at depth. Results will be released in the first quarter of 2011.

Outlook

During the third quarter of 2010, spot palladium prices averaged US$495 per ounce, and US$477 for the first nine months of the year. As a result of strong investment and fabrication demand and constrained supply, palladium has been the best performing metal in 2010 and recently was at a nine year high of over US$700 per ounce. NAP is well positioned to benefit from the forecasted rise in the price of palladium as the LDI mine expansion is expected to significantly increase production.

In the near term, the Company will focus on:

  •
  Growing palladium production at LDI while continuing to optimize costs;

  •
  Continuing to advance the LDI mine expansion, including development work on the ramp, ventilation, shaft and mining levels;

  •
  Continuing exploration programs aimed at increasing reserves and resources at LDI and in the gold division;

  •
  Improving operating results at Sleeping Giant by continuing to implement a number of measures to mitigate the ramp-up issues, and continuing the deepening of the mine shaft to facilitate development of new zones at depth; and

  •
  Determining expansion plans for NAP's gold assets and the underutilized Sleeping Giant mill.

The Company currently expects fourth quarter production and cash costs, net of byproduct credits, to be similar to the third quarter for both the LDI and Sleeping Giant mines. In early 2011, NAP intends to announce its 2011 guidance for annual palladium and gold production and cash costs, its budget for exploration, and the expansion plans for its gold assets.

Conference Call and Webcast

Date:	Thursday, November 11, 2010
Time:	2:00 p.m. ET
Webcast:	www.nap.com
Dial in:	416-340-2218 or 866-226-1793
Replay:	416-695-5800 or 800-408-3053 (Passcode: 5365634)

The conference call replay will be available until midnight on November 25, 2010. An archived audio webcast of the call will also be posted to NAP's website.

About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions. The Company's flagship mine, Lac des Iles, is one of the world's two primary palladium producers. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects. NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

	September 30 2010	December 31 2009
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$113,614	$98,255
Accounts receivable	44,279	—
Taxes receivable	357	204
Inventories	25,054	25,306
Other assets	3,671	2,495

	186,975	126,260
Mining interests	109,721	82,448
Reclamation deposits	10,508	10,503

Total Assets	$307,204	$219,211

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$22,249	$11,195
Current portion of obligations under capital leases	1,221	558
Future income tax liability	2,404	—

	25,874	11,753
Taxes payable	936	1,573
Asset retirement obligations	13,443	12,921
Obligations under capital leases	1,354	576
Future mining tax liability	1,106	127

Total Liabilities	42,713	26,950
Shareholders' Equity
Common share capital and purchase warrants	670,874	583,089
Stock options	3,676	2,704
Contributed surplus	26,080	19,608
Deficit	(436,139)	(413,140)

Total shareholders' equity	264,491	192,261

	$307,204	$219,211

Consolidated Statements of Operations,
Comprehensive Income and Deficit
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Revenue — before pricing adjustments	$33,724	$—	$63,334	$—
Pricing adjustments:
Commodities	5,691	10	5,025	4,612
Foreign exchange	(964)	(9)	(763)	(594)

Revenue — after pricing adjustments	$38,451	$1	$67,596	$4,018

Operating expenses
Production costs	20,452	—	53,153	—
Smelter treatment, refining and freight costs	1,953	4	3,147	82
Royalty expense	1,439	—	2,184	201
Inventory pricing adjustment	(388)	(639)	—	(3,634)
Depreciation and amortization	3,171	95	11,252	197
Asset retirement obligation accretion	145	131	433	320
Loss (gain) on disposal of equipment	86	(21)	103	(21)
Care and maintenance costs	—	2,533	—	8,799

Total operating expenses	26,858	2,103	70,272	5,944

Income (loss) from mining operations	11,593	(2,102)	(2,676)	(1,926)

Other expenses (income)
General and administration	2,432	1,790	7,739	6,059
Exploration	7,008	2,623	17,594	8,947
Interest and other income	(79)	(206)	(144)	(1,546)
Foreign exchange loss (gain)	(1)	(115)	(8)	267

Total other expenses	9,360	4,092	25,181	13,727

Income (loss) before taxes	2,233	(6,194)	(27,857)	(15,653)
Income and mining tax recovery	952	—	4,858	—

Net income (loss) and comprehensive income (loss) for the period	3,185	(6,194)	(22,999)	(15,653)
Deficit, beginning of period	(439,324)	(392,585)	(413,140)	(383,126)

Deficit, end of period	$(436,139)	$(398,779)	$(436,139)	$(398,779)

Net income (loss) per share
Basic	$0.02	$(0.06)	$(0.17)	$(0.17)

Diluted	$0.02	$(0.06)	$(0.17)	$(0.17)

Weighted average number of shares outstanding
Basic	147,537,429	104,099,989	138,814,869	94,592,696

Diluted	148,357,596	104,099,989	138,814,869	94,592,696

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Cash provided by (used in)
Operations
Net income (loss) for the period	$3,185	$(6,194)	$(22,999)	$(15,653)
Operating items not involving cash
Future income tax recovery	(1,408)	—	(4,325)	—
Depreciation and amortization	3,171	95	11,252	197
Stock based compensation and employee benefits	388	168	1,200	948
Accrued interest and accretion on convertible debentures	—	—	—	(359)
Asset retirement obligation accretion	145	131	433	320
Future mining tax recovery	455	—	272	—
Unrealized foreign exchange loss (gain)	—	(24)	—	(111)
Other	86	(22)	98	(11)

	6,022	(5,846)	(14,069)	(14,669)
Changes in non-cash working capital	(26,075)	(3,065)	(34,589)	31,677

	(20,053)	(8,911)	(48,658)	17,008

Financing Activities
Issuance of common shares and warrants, net of issue costs	51	47,411	94,258	47,411
Repayment of senior credit facilities	—	(500)	—	(3,926)
Repayment of obligations under capital leases	(729)	(468)	(1,454)	(1,564)

	(678)	46,443	92,804	41,921

Investing Activities
Investment and advances to Cadiscor Resources Inc.	—	—	—	(1,135)
Additions to mining interests	(14,589)	(5,647)	(29,222)	(7,755)
Proceeds on disposal of mining interests	404	21	435	21

	(14,185)	(5,626)	(28,787)	(8,869)

Increase (decrease) in cash and cash equivalents	(34,916)	31,906	15,359	50,060
Cash and cash equivalents, beginning of period	148,530	61,222	98,255	43,068

Cash and cash equivalents, end of period	$113,614	$93,128	$113,614	$93,128

Cash and cash equivalents consisting of:
Cash	$113,614	$77,775	$113,614	$77,775
Short-term investments	—	15,353	—	15,353

	$113,614	$93,128	$113,614	$93,128

Consolidated Statements of Shareholders' Equity
(expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2009	127,383,051	$572,505	$—	$2,704	$10,584	$19,608	$(413,140)	$192,261
Common shares issued/issuable:
Pursuant to 2010 unit offering, net of issue costs	20,000,000	89,804	—	—	4,423	—	—	94,227
Tax effect of flow-through shares	—	(5,136)	—	—	—	—	—	(5,136)
Pursuant to purchase of Vezza property	1,368,421	6,500	—	—	—	—	—	6,500
Warrants expired:
Pursuant to convertible notes	—	—	—	—	(8,038)	6,445	—	(1,593)
Stock options issued:
Stock options exercised	24,750	33	—	—	—	—	—	33
Fair value of stock options exercised	—	34	—	(34)	—	—	—	—
Fair value of stock options cancelled	—	—	—	(27)	—	27	—	—
Stock-based compensation expense	42,500	165	—	1,033	—	—	—	1,198
Net loss for the nine months ended September 30, 2010	—	—	—	—	—	—	(22,999)	(22,999)

Balance, September 30, 2010	148,818,722	$663,905	$—	$3,676	$6,969	$26,080	$(436,139)	$264,491

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$12,336	$(383,126)	$116,901
Common shares issued/issuable:
On acquisition of Cadiscor	14,457,685	27,325	—	—	—	—	—	27,325
Pursuant to conversion of convertible debenture	2,457,446	4,644	—	—	—	—	—	4,644
For principal repayments on convertible notes payable	1,486,900	2,062	(2,062)	—	—	—	—	—
For interest payments on convertible notes payable	14,738	18	(18)	—	—	—	—	—
Pursuant to unit offering, net of issue costs	16,000,000	45,220	—	—	—	—	—	45,220
Warrants issued:
On acquisition of Cadiscor	—	—	—	—	1,168	—	—	1,168
Pursuant to unit offering, net of issue costs	—	—	—	—	1,686	—	—	1,686
Warrants exercised	215,998	575	—	—	(182)	—	—	393
Stock options issued:
On acquisition of Cadiscor	—	—	—	1,014	—	—	—	1,014
Stock options exercised	85,800	113	—	—	—	—	—	113
Fair value of stock options exercised	—	139	—	(139)	—	—	—	—
Fair value of stock options cancelled	—	—	—	(752)	—	670	—	(82)
Stock-based compensation expense	192,590	392	—	638	—	—	—	1,030
Net loss for the nine months ended September 30, 2009	—	—	—	—	—	—	(15,653)	(15,653)

Balance, September 30, 2009	120,070,132	$549,702	$—	$3,066	$16,764	$13,006	$(398,779)	$183,759
Common shares issued/issuable:
Pursuant to 2009 unit offering, net of issue costs	2,400,000	6,113	—	—	—	—	—	6,113
Private placement of flow-through shares (net)	4,000,000	14,077	—	—	—	—	—	14,077
Warrants issued:
Pursuant to 2009 unit offering, net of issue costs	—	—	—	—	557	—	—	557
Warrants exercised	899,999	2,592	—	—	(684)	—	—	1,908
Warrants expired:
Pursuant to 2007 unit offering	—	—	—	—	(6,053)	6,053	—	—
Fair value of stock options exercised	—	(20)	—	20	—	—	—	—
Fair value of stock options cancelled	—	—	—	(549)	—	549	—	—
Stock-based compensation expense	12,920	41	—	167	—	—	—	208
Net loss for the year ended December 31, 2009	—	—	—	—	—	—	(14,361)	(14,361)

Balance, December 31, 2009	127,383,051	$572,505	$—	$2,704	$10,584	$19,608	$(413,140)	$192,261

QuickLinks

  Exhibit 3
North American Palladium Reports Return to Profitability in Third Quarter
Lac des Iles Palladium Mine Operating Smoothly with Lower Cash Costs